Contact

www.linkedin.com/in/joe-dolin-08063b91 (LinkedIn)

Top Skills

Restaurant Management
Restaurants
Menu Development

Joe Dolin

President of EcoSave Technologies
San Diego, California, United States

Summary

I am passionate about people!
Oh and of course my wonderful family!!!

Experience

ECOSAVE TECHNOLOGIES PRIVATE LIMITED

President EcoSave Technologies
August 2023 - Present (2 years)
San Diego, California, United States

EcoSave Technologies uses our revolutionary technology (4 patents) to process contaminated water rapidly returning clean water immediately to the source and efficiently removing hydrocarbons and waste (oil, micro-plastics, feces and more). This technology is used in may applications including oil remediation, storm drains and machine shops. More effective, environmentally safe and cost effective than anything else on the market it will bring the oil clean up, storm drain and machine shop coolant cleaning methods into the 21stcentury.

Kearny Mesa Hyundai

Top Salesperson
October 2014 - Present (10 years 10 months)
San Diego County, California, United States

Top Salesperson 8 consecutive years averaging over 280 Cars per year. Over 50 Million Dollars in vehicles sold in that time frame.

RealMex

General Manager
June 2014 - Present (11 years 2 months)
San Marcos

Kearny Mesa Hyundai Subaru

1 year

Sales Associate
2014 - 2015 (1 year)

Sales Associate
2014 - 2015 (1 year)

Cozymel's Mexican Grill
General Manager
May 2013 - April 2014 (1 year)
La Jolla

Helped create positive growth in a business that was down 14% year over year

Consistently beat Company goals on almost all costs

Oversaw LED Lighting Renovation designed to save over $1,000 a month

Developed an exceptional Crew which improved Guest experience drastically

Black Angus Steakhouse
Manager
March 2012 - May 2013 (1 year 3 months)

Helped increase business 8.8% from 2011 to 2012

Increased bottom line cash flow 42.4% year over year

Developed successful Server check average tracking program

Blue Collar Foods, Inc. DBA Joe's Pizza
Operating Partner
July 2006 - December 2011 (5 years 6 months)

Tripled Business in the first two years – Up 9% in 2011

Winner Best Pizza San Diego 2010 as voted by Chanel 10 A-List Poll

Hired and Trained staff – Developed All Restaurant Systems

Oversee every aspect of business operations

Red Lobster
Manager
January 1999 - January 2006 (7 years 1 month)
La Mesa

Managed Front of the House, Heart of the House and the Bar during tenure

Increased customer guest count 400 per week for three consecutive years

Increase Sales from 3 million to over 5 million in the same 3 year period

Hired and Trained Staff

Average length of employment of Servers 3.9 years

Pizzeria Uno
General Manager
February 1996 - April 1999 (3 years 3 months)

Managed Fashion Valley and Pacific Beach Locations

Hired and Trained Staff

Created and Implemented Food Cost Analysis Program

Ran 22.5% Food Cost

Tony's on the Bay
General Manager
January 1995 - March 1996 (1 year 3 months)

Managed all operations from inception

More than 1 Million in sales first six months in business

Won Best New Restaurant in San Diego as Voted by San Diego Magazine

Buffalo Joe's, San Diego
General Manager
June 1991 - January 1995 (3 years 8 months)

Managed Front of the House

Changed Concept from Country Western to Contemporary Live Music Venue

Entirely revised Menu and Bar

Increased sales from $600,000 to 4.2 Million in 2 years

Hired and Trained Staff

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Education

Queens College
B.A. Degree, Psychology

Benjamin N. Cardozo High School
High School Diploma